

16012179

[UNI]TED STATES
[SECURITIES AND] EXCHANGE COMMISSION
[Washin]gton, D.C. 20549

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SEC
Mail Processing
Section
FEB 26 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 17526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AWM Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Post Oak Boulevard, Suite 1550
(No. and Street)

Houston (City) Texas (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James H. Lee 800-552-6010
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566 W. (Address) **Celeste** (City) **Texas** (State) **75423** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James H. Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **AWM Services, LLC**, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



KAREN LYNN SCELLINI
Notary Public, State of Texas
Comm. Expires 11-21-2019
Notary ID 10624498

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report. *
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
AWM Services, LLC

We have audited the accompanying statement of financial condition of AWM Services, LLC (a Texas limited liability company) as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of AWM Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AWM Services, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of AWM Services, LLC's financial statements. The supplemental information is the responsibility of AWM Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 11, 2016

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

AWM SERVICES, LLC
Statement of Financial Condition
December 31, 2015

ASSETS	
Cash	$ 257,480
Commissions receivable	53,347
Clearing deposit	25,005
Prepaid expenses	4,535
Receivable from Parent	1,167
TOTAL ASSETS	$ 341,534
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable	$ 387
Accrued expenses	4,950
TOTAL LIABILITIES	5,337
Member's Equity	336,197
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 341,534

See notes to financial statements.

AWM SERVICES, LLC
Statement of Income
Year Ended December 31, 2015

Revenue	
Securities commissions	$ 291,419
Interest	61
TOTAL REVENUE	291,480
Expenses	
Clearing charges	55,760
Office and administrative services - Parent	11,784
Professional fees	14,787
Regulatory fees and expenses	9,139
Distribution consulting fees	8,904
Other expenses	3,339
TOTAL EXPENSES	103,713
NET INCOME	$ 187,767

See notes to financial statements.

AWM SERVICES, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2015

	Total
Balance at December 31, 2014	$ 286,646
Net income	187,767
Contributions from Parent - in lieu of payment of office and administrative services fees	11,784
Distribution to Parent	(150,000)
Balance at December 31, 2015	$ 336,197

See notes to financial statements.

AWM SERVICES, LLC
Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 187,767
Adjustments to reconcile net income to net cash provided by operating activities:	
Contributions from Parent - in lieu of payment of office and administrative services fees	11,784
Changes in assets and liabilities	
Increase in commissions receivable	(30,305)
Increase in receivable from Parent	(1,167)
Increase in prepaid expenses	6,519
Decrease in accounts payable	(1,473)
Increase in accrued expenses	4,950
Net cash provided by operating activities	178,075
Cash flows from operating activities:	
Distribution to Parent	(150,000)
Net change in cash	28,075
Cash at beginning of year	229,405
Cash at end of year	$ 257,480

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

Non-Cash Financing Activities:

In lieu of payment of the service fees for the year the fees totaling $11,784 were contributed as capital by the Parent.

See notes to financial statements.

AWM SERVICES, LLC
Notes to Financial Statements
December 31, 2015

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

AWM Services, LLC, (Company), a Texas limited liability company, was formed in August 1992. The Company is a wholly-owned subsidiary of Ascendant Advisors Group, LLC (Parent). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporate (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3 (k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Company's customers are four registered management investment companies for which the Parent serves as the investment advisor.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Revenue Recognition

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The taxable income of the Company is included on the partnership income tax return of the Parent; therefore, federal income taxes are not payable by, or provided for, the Company.

As of December 31, 2015, open Federal tax years subject to examination include the tax years ended December 31, 2012 through December 31, 2014.

The Company is also subject to state income tax.

Note 2 - Transactions with Clearing Broker Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $25,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $330,495, which was $280,495 in excess of its net capital requirements of $50,000. The Company's net capital ratio was .02 to 1.

AWM SERVICES, LLC
Notes to Financial Statements
December 31, 2015

Note 4 - Related Party Transactions/Economic Dependency/Concentrations

The Company is controlled by and economically dependent on its Parent. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous.

The Company has entered into an Office and Administrative Services Agreement (Services Agreement) requiring the Parent to provide administrative services, office space, office equipment and supplies, payroll, marketing, sales, legal and accounting services and pay other administrative expenses and overhead expenses of the Company. The Services Agreement requires the Company to pay $982 per month for its allocable share of services provided by the Parent. Fees under this Agreement totaled $11,784 for 2015. In lieu of payment of the service fees for the year the fees were contributed as capital by the Parent. The Agreement was not consummated on terms equivalent to arms length transactions.

During 2015 the Company earned all of its securities commissions for executing securities transactions on behalf of registered management investment companies for which the Parent serves as the investment advisor. As the investment advisor, the Parent directs all securities transactions on behalf of these registered management investment companies.

All payments to the Parent are made in the form of distributions; therefore; there is no compensation and related cost recorded in the accompanying statement of income.

Note 5 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

AWM SERVICES, LLC
Notes to Financial Statements
December 31, 2015

Note 5 - Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

The Company has cash held at one national bank of $257,480 or 75% of the Company's total assets. Cash held at this bank is in excess of the FDIC insurance of $250,000 creating a credit risk. The Company's cash balance fluctuates on a daily basis.

The Company has $78,352 or approximately 23%, of its total assets in commissions receivable and a clearing deposit due from and held by its clearing broker/dealer.

Note 6 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 - Commitment

During 2015, the Company entered into a distribution consulting agreement with an independent consultant under which the Company agrees to pay an annual fee of .09% to 0.18% on all assets raised on behalf of the four registered management investment companies for which the Parent serves as the investment advisor. Amounts earned under this agreement during 2015 were $8,904, of which $4,950 is payable at December 31, 2015.

Note 8 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2015, through February 11, 2016, the date which the financial statements were available to be issued.

Schedule I

AWM SERVICES, LLC
Pursuant to Rule 17a-5
December 31, 2015

Computation of Net Capital

Total member's equity qualified for net capital	$	336,197
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses		4,535
Receivable from Parent		1,167
Total non-allowable assets		5,702
Net Capital	$	330,495
Aggregate indebtedness		
Accounts payable	$	387
Accrued expenses		4,950
Total aggregate indebtedness	$	5,337
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	280,495
Ratio of aggregate indebtedness to net capital		.02 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2015 as filed by AWM Services, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Statement Regarding SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
AWM Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) AWM Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which AWM Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) AWM Services, LLC stated that AWM Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. AWM Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AWM Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 11, 2016

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com


ASCENDANT

AWM Services, LLC

Exemption Report

AWM Services, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

AWM Services, LLC

I, James H. Lee, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

James H. Lee, CCO

February 10, 2016

Four Oaks Place • 1330 Post Oak Blvd. • Suite 1550 • Houston, Texas • 77056
Office: (713) 552-1880 • Fax: (713) 552-1441
Toll Free: (800) 552-6010